UROLASTY, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
FOR DIRECTORS, OFFICERS AND EMPLOYEES
Introduction
     This Code of Business Conduct and Ethics covers a wide range of business practices and procedures for Uroplasty, Inc. This Code does not cover every issue that may arise, but it sets out basic principles to guide all of our employees, officers and directors.
     We expect all of our employees, officers and directors to read and become familiar with the ethical standards described in this Code, to conduct themselves accordingly and to avoid whenever possible even the appearance of improper behavior.
     Our employees should provide this Code to our agents and representatives, including consultants. We also expect these persons to follow our Code.
     Our Board of Directors is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework that applies to our business, the business practices within our industry and the prevailing ethical standards of the communities in which we operate. While our Chief Financial Officer (or other officer designated from time to time by the Board of Directors) will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each of our directors, officers and employees to comply with this Code.
     If a law conflicts with a policy in this Code, you must comply with the law. However, if a local custom or policy conflicts with this Code, you must comply with the Code. You should refer questions to your supervisor or to our Chief Financial Officer.
     Those individuals who violate the standards in this Code, or who make false attestations as to their compliance with this Code, will be subject to appropriate disciplinary action, which may include demotion or termination of employment. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in Sections 14 and 15 of this Code.
1.      Compliance with Laws, Rules and Regulations
     Obeying the law, both in letter and in spirit, is the foundation on which our ethical standards are built. All employees, officers and directors must respect and obey the laws of the cities, states and countries in which we operate. Although we do not expect all employees, officers and directors to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.      Conflicts of Interest
     We prohibit conflicts of interest as a matter of Uroplasty policy, except under guidelines approved by our Board of Directors. A “conflict of interest” exists when a person’s private interests interfere in any way with the interests of Uroplasty. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for Uroplasty objectively and effectively.
     Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position within Uroplasty. We expressly prohibit loans to, or guarantees of obligations of, employees and/or their family members, which may create conflicts of interest, with the exception of pre-approved loans from Uroplasty to employees for moving and relocation, or except as otherwise expressly approved, in writing, by the appropriate officers and/or directors of Uroplasty in accordance with our written policies.
     The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on behalf of Uroplasty. In particular, without the specific permission of our Chief Financial Officer, no director, officer or employee shall:
•	be a consultant to, or a director, officer or employee of, or otherwise operate or have a significant financial interest in an outside business that markets products or services in competition with our current or potential products and services or supplies or purchase products or services to or from us;

•	seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses; or

•	be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us (if in doubt, consult your supervisor or our Chief Financial Officer).
     Employees must notify and inform our Board of Directors prior to accepting an appointment to the board of directors or the advisory board of any public or privately held company. Our Board of Directors will analyze and discuss the disclosure requirements and other possible conflict of interest issues involved at the time of any such notification.
     Conflicts of interest may not always be clear-cut, so if an employee has a question, he or she should consult with his or her supervisor or our Chief Financial Officer. Any employee, officer or director who becomes aware of an actual or apparent conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 15 of this Code.

3.      Insider Trading
     Employees, officers and directors who have access to confidential information about Uroplasty, its business relationships and operations may not use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about Uroplasty, its business relationships and operations is considered confidential information. Using nonpublic information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist us in our efforts to ensure compliance with laws against insider trading, we have adopted a specific policy governing employee’s trading in securities of Uroplasty. We will make this policy available to every employee and director. If you have any questions, please consult our Chief Financial Officer.
4.      Corporate Opportunities
     We prohibit our employees, officers and directors from personally taking advantage of opportunities that are discovered through the use of corporate property, information or position without the consent of our Board of Directors. No employee or director may use corporate property, information or position for improper personal gain, and no employee may compete with Uroplasty directly or indirectly. Employees, officers and directors owe a duty to Uroplasty to advance its legitimate interests when the opportunity to do so arises.
5.      Competition and Fair Dealing
     We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each of our employees should endeavor to respect the rights of and deal fairly with our customers, suppliers, competitors and employees. None of our employees should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.
     To build and maintain our valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that we design and manufacture our products and services to meet our obligations to customers. We expect employees to handle all inspection and testing documents in accordance with all applicable regulations.
     The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No employee, director or agent, or family members thereof, may offer, give, provide or accept a gift or entertainment unless it: (1) is not a cash gift; (2) is consistent with customary business practices; (3) cannot be construed as a bribe or payoff and (4) does not violate any laws or regulations. Business gifts given or received should be of nominal value. Employees should discuss with their supervisors or our Chief Financial Officer any gifts or proposed gifts that they are not certain are appropriate.
6.      Discrimination and Harassment
     The diversity of our employees, officers and directors is a tremendous asset and resource. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics, sexual preference, religious beliefs and unwelcome sexual advances.
7.      Health and Safety
     We strive to provide each of our employees with a safe and healthy work environment and to conduct our activities in full compliance with all applicable environmental laws. Each of our employees has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
     We do not permit violence and threatening behavior. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. We will not tolerate the use of illegal drugs in the workplace.
8.      Record-Keeping
     We require honest and accurate recording and reporting of information in order to make responsible business decisions. For example, employees should report only the true and actual number of hours worked.
     Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or our Chief Financial Officer. We must maintain all of our books, records, accounts and financial statements in reasonable detail so that they appropriately reflect Uroplasty’s transactions and conform both to applicable legal requirements and to our system of internal controls. We prohibit unrecorded or “off the books” funds, assets or obligations and you should not maintain them.
     Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that other may misunderstand. This policy applies equally to e-mail, internal memos, and formal reports. You should retain or destroy records according to our record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult our Chief Financial Officer.
9.      Confidentiality
     Employees, officers and directors must not disclose confidential information entrusted to them by us or our customers, except when disclosure is authorized by our legal counsel, or as may otherwise be required by applicable laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to us or our customers, if disclosed. Confidential information also includes information that suppliers and customers have entrusted to us.
     Maintaining confidentially includes ensuring that access to work areas and computers is properly controlled, and refraining from discussions of sensitive matters in public places, such as elevators, hallways, restaurants and restrooms. Not disclosing confidential information means not communicating the information by any means including, without limitation, orally, in writing, or electronically (e.g., in person or via telephone, mail, fax, email, Internet “chat rooms,” posting to community bulletin boards or otherwise). In addition to the foregoing, you are also prohibited from using any proprietary or confidential information for any unauthorized purpose, including for your own personal gain. The obligation to preserve confidential information continues even after employment or directorship terminates.
10.      Protection and Proper Use of Uroplasty Assets
     All employees, officers and directors should endeavor to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Uroplasty equipment should not be used for non-company business, though we may permit incidental personal use.
     The obligation of our employees, officers and directors to protect our assets includes our proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Uroplasty policy, and it also could be illegal and result in civil or criminal penalties.
11.      Payments to Government Personnel
     The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Making illegal payments to government officials of any country is strictly prohibited. In addition, the U.S. government has a number of laws and regulations regarding business gratuities that may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Uroplasty policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Questions and/or requests for interpretations should be reviewed and all actions pre-approved by our legal counsel.
12.      Anti-Boycott Laws
     U.S. law prohibits U.S. persons from taking actions or entering into agreements that have the effect of furthering any unsanctioned boycott of a country that is friendly to the United States. This prohibition applies to persons located in the United States (including individuals and companies), U.S. citizens and permanent residents anywhere in the world and most activities of U.S. subsidiaries abroad. In general, these laws prohibit the following actions (and agreements to take such actions) that could further any boycott not approved by the United States: (1) refusing to do business with other persons or companies (because of their nationality, for example); (2) discriminating in employment practices; (3) furnishing information on the race, religion, gender, or national origin of any U.S. person; (4) furnishing information about any person’s affiliations or business relationships with a boycotted country or with any person believed to be blacklisted by a boycotting country; or (5) utilizing letters of credit that contain prohibited boycott provisions.
     We are required to report any request to take action, or any attempt to reach agreement on such action, that would violate these prohibitions. Each employee should understand the policies of their business unit that are designed to ensure compliance with these laws. All employees should also be alert to the fact that boycott-related requests can be subtle and indirect. Questions and/or requests for interpretations should be reviewed and all actions pre-approved by our outside legal counsel.
13.      U.S. Embargoes and Sanctions
     We engage in a significant amount of international trade. We comply fully with U.S. economic sanctions and embargoes restricting U.S. persons, corporations and, in some cases, foreign subsidiaries, from doing business with certain countries, groups and individuals, including organizations associated with terrorist activity and narcotics trafficking. Economic sanctions may prohibit doing business of any kind with targeted governments and organizations, as well as individuals and entities that act on their behalf. U.S. economic sanctions also may restrict investments in certain targeted countries, as well as trading in goods, technology and services with a targeted country. U.S. persons may not approve or facilitate transactions by a third party that the U.S. person could not do directly. Questions and/or requests for interpretations should be reviewed and all actions pre-approved by our outside legal counsel.

14.      Reporting Fraud or any other Illegal or Unethical Behavior
     All employees are responsible for reporting fraud, falsification of records or reports, misappropriation of funds or other assets of Uroplasty and other irregularities. Managers should become familiar with the types of irregularities that might occur in their area of responsibility. Fraud applies to any irregularity or suspected irregularity related to our business and involving employees, vendors, or persons that provide service or materials.
     Employees, officers and directors are encouraged to talk to supervisors, managers or other appropriate personnel about observed fraudulent, illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. If you suspect fraud, do not discuss the matter with any of the individuals involved and do not attempt to investigate or determine facts on your own. To report fraudulent, illegal or unethical behavior, or if you have a question regarding the appropriate course of action, follow the guidelines described in Section 15 of this Code. It is our policy not to allow retaliation for reports of misconduct by others made in good faith by employees. We expect employees to cooperate in internal investigations of misconduct. Our Chief Financial Officer will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures.
     Employees must read our Employee Complaint Procedures for Accounting and Auditing Matters below (Section 17), which describes our procedures for the receipt, retention and treatment of complaints that we receive regarding accounting, internal accounting controls or auditing matters. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.
15.      Compliance Procedures
     We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. All employees should keep the following steps keep in mind when evaluating a possible violation of the Code:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This question will enable you to focus on the specific situation you are faced with and the alternatives you may have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? If so, it may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This recommendation is basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Uroplasty resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or in situations where you do not feel comfortable approaching your supervisor with your question, please discuss the issue with our Chief Financial Officer.
     You may report the ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, we will take steps to ensure your anonymity will be protected. We do not permit retaliation of any kind against employees for good faith reports of ethical violations.
16.      Code of Ethics for Senior Financial Officers
     Our Chief Executive Officer and Chief Financial Officer and the other senior financial officers performing similar functions who have been identified by our Chief Executive Officer (collectively, the “Senior Financial Officers”) are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports that we are required to file with the Securities and Exchange Commission. In addition to being bound by all other provisions of our Code of Business Conduct and Ethics, our Chief Executive Officer and all Senior Financial Officers are subject to the following specific provisions:
•	Each Senior Financial Officer shall act with honesty and integrity in the performance of his or her duties at Uroplasty, shall comply with laws, rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial reporting.

•	Each Senior Financial Officer is prohibited from directly or indirectly taking any action to interfere with, fraudulently influence, coerce, manipulate or mislead our independent registered public accountants in the course of any audit of our financial statements or accounting books and records.

•	Each Senior Financial Officer shall promptly bring to the attention of the internal management disclosure team any material information of which he or she may become aware that could affect the disclosures made by us in our public filings or otherwise assist management in fulfilling its responsibilities.

•	Each Senior Financial Officer shall promptly bring to the attention of our internal management disclosure team and the Audit Committee of our Board of Directors any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting, disclosures or internal controls.

•	Each Senior Financial Officer shall promptly bring to the attention of the Audit Committee of our Board of Directors any information he or she may have concerning any violation of this Code by any employee who has a significant role in our financial reporting, disclosures or internal controls.

•	Each Senior Financial Officer shall promptly bring to the attention of our Chief Financial Officer and the Audit Committee of our Board of Directors any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations that apply to us and the operation of our business, by us or any of our agents, or of violation of this Code or of these additional procedures.

•	Each Senior Financial Officer shall promptly bring to the attention of our Chief Financial Officer and the Audit Committee of our Board of Directors any material transaction or relationship that arises and of which he or she becomes aware that reasonably could be expected to give rise to an actual or apparent conflict of interest.
     Our Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by our Senior Financial Officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, and may include written notices to the individual involved that our Board has determined that there has been a violation, censure by our Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits and termination of the individual’s employment.
17.      Employee Complaint Procedures for Accounting and Auditing Matters
     Any of our employees may submit a good faith complaint regarding accounting or auditing matters to our management without fear of dismissal or retaliation of any kind. We are committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Audit Committee of our Board of Directors will oversee treatment of employee concerns in this area.
     In order to facilitate the reporting of employee complaints, the Audit Committee of our Board of Directors has established the following procedures for (1) the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters (collectively, “Accounting Matters”).

Receipt of Employee Complaints
•	Employees with concerns regarding Accounting Matters may report their concerns to our Chief Financial Officer.

•	Employees may forward complaints on a confidential or anonymous basis to the Chairman of our Audit Committee of our Board of Directors via e-mail at the following address: auditchair@uroplasty.com.
Scope of Matters Covered by these Procedures
     These procedures relate to employee complaints relating to any Accounting Matters, including, without limitation, the following:
•	fraud or deliberate error in the preparation, evaluation, review or audit of any of our financial statements;

•	fraud or deliberate error in the recording and maintaining of any of our financial records;

•	deficiencies in or noncompliance with the our internal accounting controls;

•	misrepresentation or false statement to or by a senior officer or accountant with respect to a matter contained in our financial records, financial statements or audit reports; or

•	deviation from full and fair reporting of our financial condition.
     Treatment of Complaints
•	Upon receipt of a complaint, our Chief Financial Officer or the Chairman of our Audit Committee, as appropriate, will (1) determine whether the complaint actually pertains to Accounting Matters and (2) when possible, acknowledge receipt of the complaint to the sender.

•	Our Audit Committee will direct and oversee the review of complaints relating to Accounting Matters by our Chief Financial Officer or another senior officer designated by our Audit Committee (or such other persons as our Audit Committee determines to be appropriate). We will maintain confidentiality to the fullest extent possible, consistent with the need to conduct an adequate review.

•	Our Audit Committee will take prompt and appropriate corrective action when and as warranted in its judgment.

•	We will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions of such employee with respect to good faith reporting of complaints regarding Accounting Matters or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.
Reporting and Retention of Complaints and Investigations
     Our Chief Financial Officer will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for our Audit Committee. We will maintain copies of complaints and such log as directed by our Audit Committee.
18.      Waivers and Amendments of this Code
     We will make every effort to resolve potential conflicts of interest or potential violations of this Code when these situations are disclosed promptly to management and the parties involved have acted in good faith. In the unlikely event we cannot resolve potential conflicts of this Code, we will grant waivers only for matters where it is absolutely appropriate under the circumstances and granting of such a waiver will not present a material financial or reputational risk to Uroplasty. Any waiver for executive officers and directors must be approved, in advance, by our full Board of Directors. We will disclose any waiver of this Code for any director or executive or amendments to this Code either on a Current Report on Form 8-K within the period required by that Form 8-K or in any other manner permitted by the Securities and Exchange Commission.